Exhibit 99.2

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian dollars, except for share figures)

	Note	January 31, 2021 $	April 30, 2020 $
ASSETS		(unaudited)	(unaudited)
Current assets
Cash		15,720,057	2,605,706
Amounts receivable		3,398,248	2,491,636
Taxes receivable		625,456	88,549
Inventory		1,231,395	818,643
Unbilled revenue		1,045,782	1,168,317
Prepaid expenses		2,465,148	526,591
		24,486,086	7,699,442
Restricted cash		81,270	85,129
Deposit on equipment		13,946	87,847
Investment	7	115,846	118,896
Property and equipment	8	3,574,176	3,077,762
Intangible assets	5, 6, 9	7,209,046	8,285,392
Goodwill	5, 6	8,119,696	7,908,653
Total assets		43,600,066	27,263,121
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	15	2,545,467	1,766,058
Taxes payable		467,741	—
Deferred revenue		1,729,723	1,474,750
Debentures	10	—	2,000,000
Income taxes payable		576,331	—
Loans payable	11	—	121,833
Leases	13	909,205	752,306
Deferred acquisition payments	5, 6	1,003,221	1,814,820
		7,231,688	7,929,767
Debenture subscriptions received	12	—	313,268
Loans payable	11	—	190,306
Convertible debentures – liability component	12	1,731,994	—
Leases	13	1,026,783	1,131,744
Deferred acquisition payments	5, 6	—	1,010,620
Deferred income tax liability		1,350,340	1,601,577
		11,340,805	12,177,282
SHAREHOLDERS' EQUITY
Share capital	14	52,225,830	34,086,942
Convertible debentures – equity component	12	146,521	—
Contributed surplus	14	4,513,492	3,777,771
Accumulated other comprehensive income (loss)		159,355	(300,222)
Deficit		(24,785,937)	(22,478,652)
		32,259,261	15,085,839
Total liabilities and shareholders’ equity		43,600,066	27,263,121

Nature of operations (Note 1)

Subsequent event (Note 14)

Approved and authorized on behalf of the Board of Directors on March 17, 2021

         “James Kuo”         Director                                                “Greg Smith”             Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited – Expressed in Canadian dollars, except for share figures)

		Three months ended January 31,		Nine months ended January 31,
	Note	2021 $	2020 $	2021 $	2020 $
REVENUE		4,516,000	4,034,440	13,035,522	9,912,904
COST OF SALES		953,847	1,810,771	4,274,374	3,822,814
GROSS PROFIT		3,562,153	2,223,669	8,761,148	6,090,090
EXPENSES
Advertising		215,903	48,117	504,808	226,267
Amortization and depreciation	8, 9	731,212	783,076	2,124,956	2,077,460
Bad debt (recovery) expense		(2,290)	10,943	(23,330)	43,192
Consulting fees		124,122	68,998	318,102	134,343
Foreign exchange loss (gain)		96,178	28,978	141,981	(88,329)
Insurance		204,129	39,350	301,603	83,465
Interest and bank charges		91,153	139,388	398,183	373,136
Management fees	15	—	419,045	268,590	489,480
Office and general		623,263	(57,268)	979,620	552,239
Professional fees		691,895	173,659	1,112,814	688,939
Rent		57,438	25,234	147,133	134,947
Repairs and maintenance		28,458	27,243	183,603	59,376
Research and development		—	54,190	1,358,529	667,292
Salaries and benefits	15	1,073,951	601,826	3,924,955	2,695,543
Share-based payments	14, 15	852,579	143,100	1,426,423	643,215
Telephone and utilities		22,853	16,298	51,061	39,832
Travel		12,686	78,318	42,533	256,819
		4,823,530	2,600,495	13,261,564	9,077,216
Loss before other income (expenses) and income taxes		(1,261,377)	(376,826)	(4,500,416)	(2,987,126)
OTHER INCOME (EXPENSES)
Accretion	5, 6, 10, 12	(77,916)	(109,893)	(286,937)	(875,753)
Grant Income	16	—	—	1,880,607	—
Subsidy Income	16	121,662	—	395,632	—
Interest and other income		12,710	(231)	527,745	54,470
		56,456	(110,124)	2,517,047	(821,283)
Loss before income taxes		(1,204,921)	(486,950)	(1,983,369)	(3,808,409)
Income taxes		(89,463)	(138,887)	(323,916)	(193,171)
NET LOSS FOR THE PERIOD		(1,294,384)	(625,837)	(2,307,285)	(4,001,580)
ITEMS THAT MAY BE RECLASSIFIED SUBSEQUENTLY TO LOSS
Exchange difference on translating foreign operations		(20,086)	328,584	459,577	(223,108)
COMPREHENSIVE LOSS FOR THE PERIOD		(1,314,470)	(297,253)	(1,847,708)	(4,224,688)
LOSS PER SHARE – BASIC AND DILUTED		(0.08)	(0.05)	(0.15)	(0.29)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING		16,904,356	13,598,889	15,678,839	13,598,045

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited – Expressed in Canadian dollars, except for share figures)

	Number of Shares		Share Capital $	Convertible Debentures – Equity Component $	Contributed Surplus $	Accumulated Other Comprehensive (Loss) Income $	Deficit $	Total $
Balance, April 30, 2019	13,587,865	(1)	32,699,425	—	3,074,192	(228,060)	(17,476,482)	18,069,075
Adoption of IFRS 16 (Note 4)	—		—	—	—	—	(54,744)	(54,744)
Balance, May 1, 2019	13,587,865		32,699,425	—	3,074,192	(228,060)	(17,531,226)	18,014,331
Shares issued pursuant to option exercise	11,000		28,990	—	(12,490)	—	—	16,500
Share-based payments	—		—	—	643,215	—	—	643,215
Comprehensive loss for the period	—		—	—	—	(551,692)	(3,375,743)	(3,927,435)

Balance, January 31, 2020	13,598,865		32,728,415	—	3,704,917	(779,752)	(20,906,969)	14,746,611
Shares issued pursuant to settlement of Debentures and accrued interest	248,959		858,906	—	—	—	—	858,906
Shares issued pursuant to warrant exercise	136,194		499,621	—	(22,942)	—	—	476,679
Share-based payments	—		—	—	95,796	—	—	95,796
Comprehensive loss for the period	—		—	—	—	479,530	(1,571,683)	(1,092,153)

Balance, April 30, 2020	13,984,018		34,086,942	—	3,777,771	(300,222)	(22,478,652)	15,085,839
Shares issued pursuant to deferred acquisition payment to IPA Europe	132,833		511,405	—	—	—	—	511,405
Shares issued pursuant to deferred acquisition payment to UPE	203,178		1,047,097	—	—	—	—	1,047,097
Shares issued pursuant to option exercise	138,100		727,055	—	(298,849)	—	—	428,206
Shares issued pursuant to warrant exercise	2,485,817		15,118,438	—	(391,853)	—	—	14,726,585
Convertible debentures	—		—	204,523	—	—	—	204,523
Shares issued pursuant to conversion of convertible debentures	175,289		734,893	(58,002)	—	—	—	676,891
Share-based payments	—		—	—	1,426,423	—	—	1,426,423
Comprehensive loss for the period	—		—	—	—	459,577	(2,307,285)	(1,847,708)

Balance, January 31, 2021	17,119,235		52,225,830	146,521	4,513,492	159,355	(24,785,937)	32,259,261
(1)	The balance of shares is reflected on a post-consolidation basis, taking into account rounding for fractional shares.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

	2021 $	2020 $
Operating activities:
Net loss for the period	(2,307,285)	(4,001,580)
Items not affecting cash:
Amortization and depreciation	2,821,847	1,973,696
Deferred income taxes	(293,976)	37,429
Accretion	286,937	883,485
Loan Forgiven	(279,982)	—
Foreign exchange	—	(44,609)
Share-based payments	1,426,423	643,215
	1,653,964	(508,364)
Changes in non-cash working capital related to operations:
Amounts receivable	(817,549)	(627,655)
Inventory	(309,036)	(153,713)
Unbilled revenue	142,919	(321,481)
Prepaid expenses	(2,049,946)	(147,020)
Accounts payable and accrued liabilities	651,358	(624,185)
Taxes payable and receivable	509,193	—
Deferred revenue	350,660	527,520
Net cash provided by (used in) operating activities	131,563	(1,854,898)
Investing activities:
Purchase of equipment	(849,883)	(368,143)
Internally generated development costs	(269,733)	(169,716)
Deferred acquisition payment	(518,534)	(1,007,435)
Net cash used in investing activities	(1,638,150)	(1,545,294)
Financing activities:
Proceeds on share issuance	15,154,791	16,500
Repayment of leases	(695,761)	(229,423)
Loan repayments	(29,391)	(66,654)
Proceeds from convertible debentures, net of transaction costs	2,201,821	—
Repayment of debentures	(2,000,000)	(125,000)
Net cash provided by (used in) financing activities	14,631,460	(404,577)
Increase (decrease) in cash during the period	13,124,873	(3,804,769)
Foreign exchange	(14,381)	270,262
Cash – beginning of the period	2,690,835	5,539,100
Cash – end of the period	15,801,327	2,004,593
Cash is comprised of:
Cash	15,720,057	1,921,586
Restricted cash	81,270	83,007
	15,801,327	2,004,593
Cash paid for interest	90,108	73,396
Cash paid for income tax	175,425	140,861

Supplemental cash flow information (Note 18)

The accompanying notes are an integral part of these condensed interim consolidated financial statements

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS

ImmunoPrecise Antibodies Ltd. (the "Company" or “IPA”) was incorporated under the laws of Alberta on November 22, 1983. The Company is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s common shares were approved for listing on the NASDAQ Global Market (“Nasdaq”) under the trading ticker symbol “IPA.” Trading on Nasdaq commenced at market open on December 30, 2020.  The Company is a supplier of custom hybridoma development services. The address of the Company's corporate office is 3204 – 4464 Markham Street, Victoria, BC, Canada V8Z 7X8.

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-consolidation shares for one post-consolidation share (the “Consolidation”). All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $2,307,285 for the nine months ended January 31, 2021 and has accumulated a deficit of $24,785,937 as of January 31, 2021.  The Company has $15,720,057 cash on hand as of January 31, 2021 which will sustain its existing operations through at least 2022. The Company may need to raise additional funds in order to funds its strategic goals and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations.

In March 2020, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time.  Accordingly, the condensed interim consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the condensed interim consolidated financial statements.

2.	BASIS OF PRESENTATION
(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in conformity with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, using the same accounting policies as detailed in the Company’s audited annual financial statements for the year ended April 30, 2020.  They do not include all the information required for complete annual financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC") and therefore should be read together with the audited annual financial statements for the year ended April 30, 2020.

These condensed interim consolidated financial statements were approved by the Board of Directors.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

(b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on the historical cost basis. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for cashflow information.

(c)	Basis of consolidation

These condensed interim consolidated financial statements include the financial statements of the Company and the following subsidiaries which are wholly owned and subject to control by the Company:

Name of Subsidiary	% Equity Interest - 2021	% Equity Interest - 2020	Country of Incorporation
ImmunoPrecise Antibodies (Canada) Ltd.	100%	100%	Canada
ImmunoPrecise Antibodies (USA) Ltd. ("IPA USA")	100%	100%	USA
ImmunoPrecise Antibodies (N.D.) Ltd.	100%	100%	USA
ImmunoPrecise Antibodies (MA) LLC	100%	100%	USA
Talem Therapeutics LLC ("Talem")	100%	100%	USA
U-Protein Express B.V. (“U-Protein”)	0%	100%	Netherlands
ImmunoPrecise Netherlands B.V.	100%	100%	Netherlands
ImmunoPrecise Antibodies (Europe) B.V. ("IPA Europe", formerly ModiQuest Research B.V.)	100%	100%	Netherlands
Immulease B.V. ("Immulease")	0%	100%	Netherlands

Control is achieved when the Company has the power to, directly or indirectly, govern the financial and operating policies of an entity so as to obtain benefits from its activities.  Subsidiaries are fully consolidated from the date on which control is obtained and continue to be consolidated until the date that such control ceases. Intercompany balances, transactions and unrealized intercompany gains and losses are eliminated upon consolidation.

The Company incorporated a new subsidiary, ImmunoPrecise Antibodies (USA) Ltd., in Delaware, USA on September 11, 2019.

The Company merged U-Protein Express B.V. and Immulease B.V. into ImmunoPrecise Antibodies (Europe) B.V. a wholly owned subsidiary of ImmunoPrecise Netherlands B.V. on January 1, 2021.

(d)	Functional and presentation currency

The functional currency of a company is the currency of the primary economic environment in which the company operates.  The presentation currency for a company is the currency in which the company chooses to present its financial statements.

The functional currency of the Company and ImmunoPrecise Antibodies (Canada) Ltd. is the Canadian dollar. The functional currency of IPA USA, ImmunoPrecise Antibodies (N.D.) Ltd., ImmunoPrecise Antibodies (MA) LLC and Talem is the US dollar. The functional currency of U-Protein, ImmunoPrecise Netherlands BV, IPA Europe and Immulease is the Euro. The presentation currency of the Company is the Canadian dollar.

Entities whose functional currencies differ from the presentation currency are translated into Canadian dollars as follows: assets and liabilities – at the closing rate as at the reporting date, and income and expenses – at the average rate of the period.  All resulting changes are recognized in other comprehensive income as cumulative translation differences.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

Transactions in foreign currencies are translated into the functional currency at exchange rates at the date of the transactions.  Foreign currency monetary assets and liabilities are translated at the functional currency exchange rate at the reporting date.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using exchange rates as at the dates of the initial transactions.  Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.  All gains and losses on translation of these foreign currency transactions are included in profit or loss.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss.  If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary are reallocated between controlling and non-controlling interests.

3.	ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective May 1, 2019. These changes were made in accordance with the applicable transitional provisions.

The Company adopted all of the requirements of IFRS 16, Leases (“IFRS 16”) as of May 1, 2019. IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2019 comparatives are not restated and a cumulative catch up adjustment is recorded on May 1, 2019 for any differences identified, including adjustments to opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16.  The following is the Company’s new accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest.  Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability.  Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.  The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.  Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

On the date of transition, the Company recorded a right-of-use asset of $1,668,533 related to the office rent in property and equipment, and the lease obligation of $1,723,277 was recorded as at May 1, 2019, discounted using the Company’s incremental borrowing rate of 8%, and measured at an amount equal to the lease obligation as if IFRS 16 had been applied since the commencement date. The net difference between right-of-use assets and lease liabilities on the date of transition was recognized as a deficit adjustment of $54,744 on May 1, 2019.

4.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid.  Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Property and equipment

The Company has used estimates in the determination of the expected useful lives of property and equipment.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts.  The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered.  The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labour, and sub-contractors.  The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGU”s).  Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2020 and no impairment was indicated
for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 16.33% and 12.26%, respectively, was used in the assessments of the two CGUs.

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

The Company provides antibody production and related services in one distinct segment.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

5.	ACQUISITION OF U-PROTEIN

On August 22, 2017, the Company completed the acquisition of U-Protein whereby the Company acquired all of the issued and outstanding shares of U-Protein for €6,830,000 on terms as follows:

•	€2,734,732 (CAD$4,062,607) was paid in cash on closing;
•	606,101 common shares of the Company were issued on closing; and
•	€2,047,634 in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs of $17,717 were expensed.  The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein. The fair value of the 606,101 common shares issued ($3,022,308) was determined based on the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement.  The Company has allocated the purchase price as follows:

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

$
Cash	4,062,607
606,101 common shares of the Company	3,022,308
Fair value of deferred payments	2,134,410
Fair value of consideration	9,219,325

Cash	797,276
Amounts receivable	370,530
Unbilled revenue	112,815
Inventory	36,900
Investment	90,404
Equipment, net of accumulated amortization	216,161
Intellectual property (not deductible for tax purposes)	4,064,000
Goodwill (not deductible for tax purposes)	4,655,893
Accounts payable and accrued liabilities	(269,657)
Income taxes payable	(44,197)
Deferred income tax liability	(810,800)
9,219,325

The deferred payments of €2,047,634 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 16.2% was used.  The final deferred acquisition payment was made in December 2020 and the U-Protein shareholders elected to receive common shares of the Company, totaling  203,178.  The changes in the value of the deferred payments during the nine months ended January 31, 2021 and the year ended April 30, 2020 are as follows:

$
Balance, April 30, 2019	1,562,696
Accretion expense	350,137
Payment	(1,007,435)
Foreign exchange	26,130
Balance, April 30, 2020	931,528
Accretion expense	88,542
Payment made in common shares	(1,047,097)
Foreign exchange	27,027
Balance, January 31, 2021	—

6.	ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of IPA Europe and its sister entity, Immulease, for an aggregate purchase price of €7,000,000 on terms as follows:

•	€2,500,000 (CAD$3,988,132) was paid in cash on closing;
•	1,320,080 common shares of the Company were issued on closing; and
•

€2,000,000 in deferred payments over a three-year period. The deferred payments are made in three equal installments of cash and equity totaling €666,666 and prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years.  During the year ended April 30, 2019, the Company and the seller entered into an Amendment, Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is allocated in its entirety to IPA Europe.  The fair value of the 1,320,080 common shares issued ($4,884,295) was determined to be $3.70 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

$
Cash	3,988,132
1,320,080 common shares of the Company	4,884,295
Fair value of deferred payments	2,353,708
Fair value of consideration	11,226,135

Cash	270,339
Amounts receivable	572,427
Unbilled revenue	90,052
Inventory	2,286,995
Equipment, net of accumulated amortization	568,221
Software	30,974
Intangible assets (not deductible for tax purposes)	6,304,863
Goodwill (not deductible for tax purposes)	3,640,671
Accounts payable and accrued liabilities	(580,339)
Deferred revenue	(22,897)
Loans	(298,979)
Deferred income tax liability	(1,636,192)
11,226,135

The deferred payments of €2,000,000 over a three-year period was fair valued on the date of acquisition using a discounted cash flow model. A discount rate of 14% was used.  The changes in the value of the deferred payments during the nine months ended January 31, 2021 and the year ended April 31, 2020 are as follows:

$
Balance, April 30, 2019	1,501,285
Accretion expense	382,928
Foreign exchange	9,699
Balance, April 30, 2020	1,893,912
Accretion expense	100,076
Repayment	(1,029,939)
Foreign exchange	39,172
Balance, January 31, 2021	1,003,221

7.	INVESTMENT

Investment consists of a 29% (2019 – 29%) interest in QVQ Holding B.V. (“QVQ”), which is recorded using the equity method, being the best approximation of the investment’s fair value.  Judgment is required as to the extent of influence that the Company has over QVQ.  The Company considered the extent of voting power over the entity, the power to participate in financial and operating policy decisions of the entity, representation on the board of directors, material transactions between the entities, interchange of management personnel, and provision of essential technical information.   The Company has determined that the Company is not considered to have significant influence over QVQ, as the Company does not have the power to participate in

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

financial and operating policy decisions, does not have representation on the Board of Directors of QVQ, and the majority of the common shares are held by QVQ management.

8.	PROPERTY AND EQUIPMENT

	Computer Hardware	Furniture & Equipment	Computer Software	Building	Automobile	Leasehold Improvements	Lab Equipment	Total
	$	$	$	$	$	$	$	$
Cost:
Balance, April 30, 2019	110,997	111,065	130,015	—	—	393,421	3,369,010	4,114,508
IFRS 16 transition adjustment	—	—	—	1,668,533	—	—	—	1,668,533
Additions	16,999	—	—	905,225	48,997	6,495	350,260	1,327,976
Disposals	(73,697)	(75,052)	(80,193)	(196,325)	—	(49,221)	(633,152)	(1,107,640)
Foreign exchange	—	—	97	6,166	972	—	12,367	19,602
Balance, April 30, 2020	54,299	36,013	49,919	2,383,599	49,969	350,695	3,098,485	6,022,979
Additions	27,436	—	—	90,197	47,024	2,482	1,551,203	1,718,342
Disposals	—	—	—	—	—	—	(9,808)	(9,808)
Foreign exchange	(161)	—	799	26,888	1,334	—	54,280	83,140
Balance, January 31, 2021	81,574	36,013	50,718	2,500,684	98,327	353,177	4,694,160	7,814,653

Accumulated Depreciation:
Balance, April 30, 2019	88,135	85,636	48,789	—	—	205,816	2,047,583	2,475,959
Depreciation	23,016	7,194	66,198	696,948	7,145	69,273	497,409	1,367,183
Disposals	(73,697)	(75,052)	(80,193)	—	—	(49,221)	(633,152)	(911,315)
Foreign exchange	—	—	170	3,366	142	—	9,712	13,390
Balance, April 30, 2020	37,454	17,778	34,964	700,314	7,287	225,868	1,921,552	2,945,217
Depreciation	15,990	8,411	5,741	533,552	14,438	52,729	628,731	1,259,592
Foreign exchange	(40)	—	423	2,981	274	—	32,030	35,668
Balance, January 31, 2021	53,404	26,189	41,128	1,236,847	21,999	278,597	2,582,313	4,240,477

Net Book Value:
April 30, 2020	16,845	18,235	14,955	1,683,285	42,682	124,827	1,176,933	3,077,762
January 31, 2021	28,170	9,824	9,590	1,263,837	76,328	74,580	2,111,847	3,574,176

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

9.	INTANGIBLE ASSETS

The intangible assets were acquired as a result of the acquisitions of U-Protein and IPA Europe and are amortized using the straight-line method over their useful lives.  The intellectual property has a useful life of 10 years, and the proprietary processes have a useful life of 5 years.  The internally generated development costs will commence amortizing once the development process is ready to be used.  The changes in the value of the intangible assets during the nine months ended January 31, 2021 and the year ended April 31, 2020 are as follows:

	Internally Generated Development Costs	Intellectual Property	Proprietary Processes	Certifications	Total
	$	$	$	$	$
Cost:
Balance, April 30, 2019	—	4,145,225	7,740,010	139,707	12,024,942
Additions	114,042	—	—	—	114,042
Foreign exchange	533	13,464	25,140	454	39,591
Balance, April 30, 2020	114,575	4,158,689	7,765,150	140,161	12,178,575
Additions	269,733	—	—	—	269,733
Foreign exchange	2,181	110,975	207,214	3,740	324,110
Balance, January 31, 2021	386,489	4,269,664	7,972,364	143,901	12,772,418

Accumulated Amortization:
Balance, April 30, 2019	—	635,601	1,162,592	—	1,798,193
Amortization	—	406,334	1,634,830	—	2,041,164
Foreign exchange	—	11,600	42,226	—	53,826
Balance, April 30, 2020	—	1,053,535	2,839,648	—	3,893,183
Amortization	—	318,968	1,243,287	—	1,562,255
Foreign exchange	—	29,370	78,564	—	107,934
Balance, January 31, 2021	—	1,401,873	4,161,499	—	5,563,372

Net Book Value:
April 30, 2020	114,575	3,105,154	4,925,502	140,161	8,285,392
January 31, 2021	386,489	2,867,791	3,810,865	143,901	7,209,046

10.	DEBENTURES

On April 5, 2018, the Company completed a nonconvertible debenture (the "Debentures") financing in the principal amount of $4,252,000 (the “Offering”). The Debentures were unsecured, bore interest at a rate of 10% per annum, payable semi-annually, and were due eighteen months from the date of issue. Under the Offering, a holder of a Debenture received 7,500 detachable share purchase warrants (the "Warrants") for every $25,000 of Debentures subscribed for by the holder. The Warrants are exercisable at $3.50 per share for a period of four years from the date of issue.  The fair value of the Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the Warrants was determined at the time of issue as the difference between the face value and the fair value of the Debentures. On initial recognition, the Company bifurcated $4,003,125 to the carrying value of the Debentures and $248,875 to the Warrants.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

Under the Offering, the Company paid the following finder's fees: $10,300 in cash, 116,064 shares of the Company with a fair value of $383,010, and 83,188 finder’s warrants valued at $187,627.  The fair value of the finder’s warrants was estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.60%, expected life of 4 years and expected volatility based on the historical volatility of similar companies of 100%.  The total fair value of the finder’s fees was allocated pro-rata based on the carrying values of the Debentures and Warrants, with $546,934 allocated to the Debentures and $34,003 allocated to the Warrants.

On October 25, 2018, the Company settled $1,377,000 of the Debentures by issuing 275,400 units at a price of $5.00 per unit. Each unit consisted of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at $6.25 for two years. The fair value of the 275,400 common shares issued was determined to be $1,115,370. The fair value of the warrants issued was determined to be $283,000 and estimated on the date of issue using the Black-Scholes option valuation model with the following weighted average assumptions: dividend yield of $nil, risk free interest rate of 1.58%, expected life of 2 years and expected volatility based on the historical volatility of similar companies of 68.7%.  The settlement resulted in a loss of $189,715.

On September 26, 2019, the Company modified the terms of $2,750,000 Debentures to extend the due date by 6 months to March 26, 2020, with the ability to pay earlier with no penalty, and increased the interest rate to 12.5%. The remaining debentures of $125,000 were paid on maturity.

On March 26, 2020, the Company settled $700,000 of the Debentures plus accrued interest of $46,875 by issuing 248,959 common shares.  The fair value of the 248,959 common shares issued was determined to be $858,906.  The settlement resulted in a loss of $112,031.  $50,000 of the Debentures were paid on maturity.  The maturity date of the remaining Debentures of $2,000,000 was extended to September 26, 2020.  The Company repaid the remaining balance of $2,000,000 plus interest during the nine months ended January 31, 2021.

The changes in the value of the Debentures during the nine months ended January 31, 2021 and the year ended April 30, 2020 are as follows:

$
Balance, April 30, 2019	2,708,334
Accretion expense	166,666
Repayment	(175,000)
Settlement of debentures	(700,000)
Balance, April 30, 2020	2,000,000
Repayment	(2,000,000)
Balance, January 31, 2021	—

11.	LOANS PAYABLE

On April 5, 2018, the Company assumed loans payable of €60,750 (CAD$94,995) as a result of the acquisition of IPA Europe. On July 7, 2015, IPA Europe entered into a loan agreement in the principal amount of €165,000, maturing on July 31, 2020.  The loan was secured by certain equipment, bore an interest rate of 4% per annum and was repayable in monthly installments of €2,250.  The interest was owed per month in arrears. The principal outstanding at January 31, 2021 is €nil (CAD$nil) (April 30, 2020 – €4,500 (CAD$6,797)).

On April 5, 2018, the Company assumed loans payable of €56,450 (CAD$88,271) as a result of the acquisition of IPA Europe. On February 1, 2016, IPA Europe entered into a loan agreement in the principal amount of €100,000, maturing on February 28, 2021.  The loan is secured by certain equipment, bears an interest rate

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

of 3% per annum and is repayable in monthly installments of €1,675.  The interest is owed per month in arrears. The principal outstanding at January 31, 2021 is €nil (CAD$nil) (April 30, 2020 – €14,575 (CAD$22,014)).

On April 15, 2020, the Company was approved for a US$209,000 loan under the Payroll Protection Program ("PPP") administered by the U.S. Small Business Administration. The loan accrues interest at 1% per annum and is repayable in monthly installments of US$11,761 starting in November 2020 until April 2022.  The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by the Company to cover payroll costs (including benefits), with up to 25% allowed for rent and utilities, during the eight-week period following the loan origination date. The Company met the requirements for full loan forgiveness.

$
Balance, April 30, 2019	111,670
Loan proceeds	283,328
Loan repayments and foreign exchange	(82,859)
Balance, April 30, 2020	312,139
Loan repayments and foreign exchange	(32,157)
Loan forgiven	(279,982)
Balance, January 31, 2021	—
Current portion	—
Non-current portion	—

12.	CONVERTIBLE DEBENTURES

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2,592,000. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued $2,627,000 of the New Debentures.  The New Debentures are unsecured, bear interest at a rate of 10% per year and payable at maturity.  The maturity date is May 15, 2022 for $2,592,000 of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $4.25 per share.  The Company may force convert the principal amount of the New Debentures at $4.25 per share if the average closing price is equal to or greater than $7.50 for 20 trading days.

In advance of the closing of the New Debentures, the Company had received $313,268 of the proceeds as at April 30, 2020.

The fair value of the New Debentures at the time of issue was calculated as the discounted cash flows assuming a 15% effective interest rate. The fair value of the equity component was determined at the time of issue as the difference between the face value and the fair value of the New Debentures. On initial recognition, the Company bifurcated $2,413,377 to the carrying value of the New Debentures and $213,623 to the equity component.

Under the financing, the Company paid finders cash commissions totaling $82,580 and incurred legal and filing fees of $29,331.  The transaction costs were allocated pro-rata based on the carrying values of the New Debentures and the equity component, with $102,811 allocated to the New Debentures and $9,100 allocated to the equity component.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

During the three and nine months ended January 31, 2021, the Company recorded accretion expense of $31,055 and $98,319 (2019 – $nil and $nil). The changes in the value of the New Debentures during the nine months ended January 31, 2021 are as follows:

	Liability Component $	Equity Component $
Balance, April 30, 2020	—	—
Proceeds	2,413,377	213,623
Transaction costs	(102,811)	(9,100)
Accretion expense	98,319	—
Conversion to shares	(676,891)	(58,002)
Balance, January 31, 2021	1,731,994	146,521

13.	LEASES

The Company entered into certain equipment and automobile leases expiring between 2021 and 2024 with interest rates of between 8% and 17% per annum. The Company’s obligations under these finance leases are secured by the lessor’s title to the leased assets. The Company also entered into office leases in January 2018, May 2018, May 2019, June 2019, December 2019, and August 2020.  With the adoption of IFRS 16, Leases (see Note 3), the Company recognized a lease obligation with regard to the office leases.  The terms and the outstanding balances as at January 31, 2021 and April 30, 2020 are as follows:

	January 31, 2021 $	April 30, 2020 $
Equipment under lease in monthly instalments of $1,228 with interests of between 13% and 17% per annum. Due dates are between May 2021 and March 2023.(1)	—	71,222
Equipment under lease in monthly instalments of $22,309 with interest rate of 8% per annum and an end date of May 2023.	508,437	—
Automobile under lease in monthly instalments of $1,155 with an interest rate of 8% per annum and an end date of September 2023.	35,707	43,330
Automobile under lease in monthly instalments of $1,108 with an interest rate of 8% per annum and an end date of August 2024.	41,278	—
Right-of-use asset from office lease repayable in monthly instalments of $9,602 and an interest rate of 8% per annum and an end date of May 2021. The obligation includes an early termination fee of $15,981.	50,715	135,230
Right-of-use asset from office lease repayable in monthly instalments of $16,445 and an interest rate of 8% per annum and an end date of December 2022.	361,122	475,727
Right-of-use asset from office lease repayable in monthly instalments of $25,240 and an interest rate of 8% per annum and an end date of December 2022.	582,474	673,235
Right-of-use asset from office lease repayable in monthly instalments of $13,891 to $21,015 and an interest rate of 8% per annum and an end date of April 2023.	356,255	485,307
Current portion	(909,205)	(752,306)
Non-current portion	1,026,783	1,131,745
(1)	This equipment lease was repaid in full during the nine months ended January 31, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

As at January 31, 2021, the Company’s lab equipment and automobile include a net carrying amount of $498,095 (April 30, 2020 – $77,285) for the leased equipment and $76,328 (April 30, 2020 – $42,682) for the leased automobile.  The net carrying amount of the right-of-use assets from office lease obligation is $1,263,837 (April 30, 2020 – $1,683,285).

The following is a schedule of the Company’s future minimum lease payments related to the equipment under finance lease and the office lease obligation:

$
2021	269,608
2022	999,978
2023	798,723
2024	29,525
2025	4,407
Total minimum lease payments	2,102,241
Less: imputed interest	(166,253)
Total present value of minimum lease payments	1,935,988
Less: Current portion	(909,205)
Non-current portion	1,026,783

14.	SHARE CAPITAL
a)	Authorized:

Unlimited common shares without par value.

b)	Consolidation:

On November 23, 2020, the Company consolidated its issued and outstanding common shares on the basis of 5 pre-Consolidation shares for one post-Consolidation share. All references to share and per share amounts in these condensed interim consolidated financial statements have been retroactively restated to reflect the Consolidation.

c)	Share capital transactions:

2020 Transactions

On March 26, 2020, the Company settled $700,000 of the Debentures plus accrued interest of $46,875 by issuing 248,959 common shares (Note 10).  The fair value of the 248,959 common shares issued was determined to be $858,906.  The settlement resulted in a loss of $112,031.

During the year ended April 30, 2020, the Company issued 11,000 common shares pursuant to exercise of stock options for total gross proceeds of $16,500.  A value of $12,490 was transferred from contributed surplus to share capital as a result.  The weighted average share price at dates the stock options were exercised was $3.45.

During the year ended April 30, 2020, the Company issued 136,194 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $476,679.  A value of $22,942 was transferred from contributed surplus to share capital as a result.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

2021 Transactions

On May 1, 2020, the Company issued 132,833 common shares pursuant to the second deferred payment for the acquisition of IPA Europe (Note 6).  The common shares were valued at $511,405.

On December 18 and December 31, 2020, the Company issued an aggregate of 203,178 common shares pursuant to the final deferred payment for the acquisition of U-Protein (Note 5).  The common shares were valued at $1,047,097.

During the nine months ended January 31, 2021, the Company issued 138,100 common shares pursuant to exercise of stock options for total gross proceeds of $428,206.  A value of $298,849 was transferred from contributed surplus to share capital as a result.  The weighted average share price at dates the stock options were exercised was $10.33.

During the nine months ended January 31, 2021, the Company issued 2,485,817 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $14,726,585.  A value of $391,853 was transferred from contributed surplus to share capital as a result.

During the nine months ended January 31, 2021, the Company issued 175,289 common shares pursuant to conversion of convertible debentures at a value of $734,893.

Subsequent Events

Subsequent to January 31, 2021, the Company issued 28,000 common shares pursuant to the exercise of stock options for total gross proceeds of $140,400.  A value of $36,961 was transferred from contributed surplus to share capital as a result.

Subsequent to January 31, 2021, the Company issued 49,500 common shares pursuant to the exercise of warrants for total gross proceeds of $173,250.  A value of $8,338 was transferred from contributed surplus to share capital as a result.

Subsequent to January 31, 2021, the Company issued 23,529 common shares pursuant to the conversion of convertible debentures at a value of $100,169.

On February 8, 2021, the company closed a public offering of 1,616,293 common shares of the Company at a price of U.S. $13.45 per common share for gross proceeds of U.S. $21,739,141, net proceeds less underwriting discounts and commissions of U.S. $19,524,227.

On February 10, 2021, Company also issued an additional 242,443 common shares at the public offering price of U.S. $13.45 per common share for gross proceeds of U.S. $3,260,858, net proceeds less underwriting discounts and commissions of U.S. $2,967,735.

d)	Options

The Company has an incentive Stock Option Plan ("the Plan") under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company. The terms of the plan provide that the Directors have the right to grant options to acquire common shares of the Company at not less than the closing market price of the shares on the day preceding the grant at terms of up to five years. The maximum number of options outstanding under the Plan shall not result, at any time, in more than 10% of the issued and outstanding common shares.

On October 3, 2019, the Company granted 50,000 stock options, exercisable at $2.375 per option, to an officer of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date;

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $86,395 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 3, 2019, the Company granted 40,000 stock options, exercisable at $5.00 per option, to a consultant of the Company.  The options vested immediately upon grant. The fair value of these options was estimated to be $32,096 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.56%, and an expected life of 2 years.

On October 3, 2019, the Company granted 30,000 stock options, exercisable at $2.50 per option, to a director of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $53,326 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.46%, and an expected life of 5 years.

On October 3, 2019, the Company granted 13,000 stock options, exercisable at $5.05 per option, to employees of the Company.  The options vested immediately upon grant. The fair value of these options was estimated to be $14,627 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $2.40, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 1.54%, and an expected life of 2.96 years.

On April 3, 2020, the Company granted 11,000 stock options, exercisable at $5.05 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $20,582 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $3.45, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.75%, and an expected life of 3 years.

On April 29, 2020, the Company granted 50,000 stock options, exercisable at $3.80 per option, to an officer of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $129,340 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $3.80, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.38%, and an expected life of 3.93 years.

On August 13, 2020, the Company granted 50,000 stock options, exercisable at $7.50 per option, to a consultant of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date, one-quarter 9 months after grant date and one-quarter 12 months after grant date. The fair value of these options was estimated to be $204,749 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $6.85, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.33%, and an expected life of 3 years.

On September 1, 2020, the Company granted 270,000 stock options, exercisable at $8.50 per option, to officers and an employee of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date. The fair value of these options was estimated to be $1,613,117 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $8.15, dividend yield of 0%, expected volatility of 100%, a risk-free interest rate of 0.31%, and an expected life of 5 years.

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

On January 6, 2021, the Company granted 25,000 stock options, exercisable at $20.30 per option, to directors of the Company.  The options are subject to vesting conditions as follows: one-quarter 3 months after grant date; one-quarter 6 months after grant date; one-quarter 9 months after grant date and one-quarter 12 months after grant date.  The fair value of these options was estimated to be $292,572 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

On January 6, 2021, the Company granted 238,000 stock options, exercisable at $20.30 per option, to employees of the Company.  The options are subject to vesting conditions as follows: one-third 6 months after grant date; one-third 12 months after grant date and one-third 18 months after grant date.  The fair value of these options was estimated to be $2,785,284 using the Black-Scholes option pricing model and the following assumptions: share price on grant date of $20.30, dividend yield of 0%, expected volatility of 71%, a risk-free rate of 0.34%, and an expected life of 5 years.

Expected volatility of all options granted up to September 1, 2020 was based on the historical volatility of similar companies.  Expected volatility of options granted subsequent to that date is based on the historical volatility of the company over the prior 2 years.

During the three and nine months ended January 31, 2021 the Company has recorded $852,579 and $1,426,423 (2019 - $143,100 and $643,215) of share-based payments expense.

The changes in the stock options for the nine months ended January 31, 2021 and the year ended April 30, 2020 are as follows:

	Number of options #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019 (outstanding)	1,060,667	3.90	3.87
Granted	194,000	3.65	—
Exercised	(11,000)	1.50	—
Forfeited	(180,667)	3.65	—
Balance, April 30, 2020 (outstanding)	1,063,000	3.84	3.03
Granted	583,000	13.74	—
Exercised	(138,100)	3.10	—
Balance, January 31, 2021 (outstanding)	1,507,900	7.74	3.22
Unvested	(637,833)	12.77	4.47
Exercisable, January 31, 2021	870,067	4.04	2.31

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

Details of the options outstanding as at January 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Options outstanding	Unvested	Vested
October 1, 2021	5.00	0.67	40,000	—	40,000
December 20, 2021	1.50	0.88	46,000	—	46,000
September 18, 2022	5.05	1.63	158,900	—	158,900
January 3, 2023	3.25	1.92	50,000	—	50,000
February 7, 2023	2.35	2.02	140,000	—	140,000
April 3, 2023	5.05	2.17	8,000	7,333	667
August 13, 2023	7.50	2.53	50,000	37,500	12,500
September 24, 2023	4.75	2.65	19,000	—	19,000
November 7, 2023	4.10	2.77	20,000	—	20,000
December 31, 2023	5.00	2.92	250,000	—	250,000
January 11, 2024	5.00	2.95	63,000	—	63,000
April 1, 2024	3.85	3.17	50,000	33,333	16,667
October 1, 2024	2.375	3.67	50,000	16,667	33,333
October 3, 2024	2.50	3.67	30,000	10,000	20,000
September 1, 2025	8.50	4.59	270,000	270,000	—
January 6, 2026	20.30	4.93	263,000	263,000	—
	7.78	3.22	1,507,900	637,833	870,067

e)	Warrants

The changes in the warrants for the nine months ended January 31, 2021 and the year ended April 30, 2020 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019	3,546,500	5.20	1.90
Exercised	(135,000)	3.50	—
Balance, April 30, 2020	3,411,500	5.27	0.91
Exercised	(2,452,200)	5.96	—
Balance, January 31, 2021	959,300	3.50	1.15

Details of the warrants outstanding as at January 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	1.15	959,300

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

f)	Finder’s Warrants

The changes in the finder’s warrants for the nine months ended January 31, 2021 and the year ended April 30, 2020 are as follows:

	Number of warrants #	Weighted average exercise price $	Weighted average life remaining (years)
Balance, April 30, 2019	83,188	3.50	2.91
Exercised	(1,194)	3.50	—
Balance, April 30, 2020	81,994	3.50	1.90
Exercised	(33,617)	3.50	—
Balance, January 31, 2021	48,377	3.50	1.15

Details of the finder’s warrants outstanding as at January 31, 2021 are as follows:

Expiry Date	Exercise price $	Remaining life (year)	Warrants outstanding
March 26, 2022	3.50	1.15	48,377

Subsequent to January 31, 2021, the Company issued 130,111 finder’s warrants in connection with the public  offering.  The warrants have an exercise price of USD $16.81 and expire February 3, 2026.

15.	RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, Chief Business Officer; Dr. Yasmina Abdiche, Chief Scientific Officer; Charles Wheelock, former Chief Technology Officer; Martin Hessing, a former Director of U-Protein; and Directors of the Company. During three and nine months ended January 31, 2021 and 2020, the compensation for key management is as follows:

	2021	2020
	$	$
Management fees	63,765	89,479
Salaries and other short-term benefits	1,528,872	1,136,939
Severance	197,376	—
Share-based payments	1,008,235	305,348
	2,798,248	1,531,766

At January 31, 2021, included in accounts payable and accrued liabilities is $751,070 (April 30, 2020 - $412,188) due to related parties.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

16. GRANT AND SUBSIDY INCOME

In July 2020, IPA USA and Talem (the “Subgrantee”) were awarded a grant of US$1,500,000 by the North Dakota Department of Agriculture through the CARES Act ND Bioscience Group Program for the development

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

of antibody therapeutics against SARS-CoV-2. The total grant project cost is US$2,000,000, for which the Subgrantee must contribute an amount not less than 25% of the grant project cost, or US$500,000. In addition, the Company has been awarded a US$75,000 grant from the state of North Dakota to fund its PolyTope mAb Therapy platform, which the Company is using to developing treatments for the coronavirus (COVID-19) and other pathogens.  The Company has recorded a total of $1,880,607 during the nine months ended related to these grants.

The Canada Emergency Wage Subsidy (“CEWS”) was put in place by government of Canada to provide a wage subsidy to eligible employers.  This initiative was to help get Canadians hired back quickly as provincial and territorial economies began to reopen.  The Company recognized $121,662 and $395,632 of CEWS during the three and nine months ended January 31, 2021 as subsidy.

17. SEGMENTED INFORMATION AND ECONOMIC DEPENDENCE

At January 31, 2021 and April 30, 2020, the Company has one reportable segment, being antibody production and related services.

During the nine months ended January 31, 2021, the Company had sales to nil (2020 - nil) customer who in aggregate accounted for more than 10% (2020 – 10%) of revenue.

The Company’s revenues are allocated to geographic segments for the three and nine months ended January 31, 2021 and 2020 as follows:

	Three months ended January 31,		Nine months ended January 31,
	2021	2020	2021	2020
	$	$	$	$
United States of America	3,290,069	1,527,946	7,250,584	3,811,675
Canada	229,724	311,967	802,072	993,444
Europe	1,040,800	1,715,950	4,202,804	4,525,269
Other	(44,593)	478,577	780,062	582,516
	4,516,000	4,034,440	13,035,522	9,912,904

The Company’s revenues are allocated according to revenue types for the three and nine months ended January 31, 2021 and 2020 as follows:

	Three months ended January 31,		Nine months ended January 31,
	2021	2020	2021	2020
	$	$	$	$
Project revenue	3,323,411	3,896,019	11,328,003	9,472,856
Product sales revenue	1,191,055	147,541	1,700,671	394,785
Cryo storage revenue	1,534	(9,120)	6,848	45,263
	4,516,000	4,034,440	13,035,522	9,912,904

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

The Company’s non-current assets are allocated to geographic segments as of January 31, 2021 and April 30, 2020 as follows:

	January 31, 2021	April 30, 2020
	$	$
North America	1,862,232	1,429,210
Netherlands	17,251,748	18,134,469
	19,113,980	19,563,679

Geographic segmentation of the Company’s net income (loss) for the three and nine months ended January 31, 2021 and 2020 is as follows:

	Three months ended January 31,		Nine months ended January 31,
	2021	2020	2021	2020
	$	$	$	$
North America - Corporate	(2,618,088)	62,592	(5,191,848)	(3,595,417)
North America	289,596	72,873	1,010,727	278,659
Netherlands	1,034,108	(761,302)	1,873,836	(684,822)
	(1,294,384)	(625,837)	(2,307,285)	(4,001,580)

Geographic segmentation of the interest and accretion, and amortization and depreciation for the three and nine months ended January 31, 2021 and 2020 is as follows:

	Three months ended January 31,		Nine months ended January 31,
	2021	2020	2021	2020
Interest and accretion	$	$	$	$
North America - Corporate	92,621	198,635	442,191	1,123,879
North America	19,953	17,755	71,394	60,375
Netherlands	56,495	32,890	171,535	64,634
	169,069	249,280	685,120	1,248,888

	Three months ended January 31,		Nine months ended January 31,
	2021	2020	2021	2020
Amortization and depreciation	$	$	$	$
North America - Corporate	90,029	12,909	98,503	54,188
North America	97,882	30,927	531,826	275,478
Netherlands	748,276	909,895	2,191,518	1,918,449
	936,187	953,731	2,821,847	2,248,115

IMMUNOPRECISE ANTIBODIES LTD.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended January 31, 2021 and 2020

(Unaudited – Expressed in Canadian Dollars)

18.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing transactions:	January 31, 2021 $	January 31, 2020 $
Acquisition of building and equipment by capital lease	787,165	1,668,533
Fair value of shares issued pursuant to deferred acquisition payment to IPA Europe	511,405	—
Fair value of shares issued pursuant to deferred acquisition payment to UPE	1,047,097	—

The following changes in liabilities arose from financing activities:

			Non-cash changes
	April 30, 2020 $	Cash Flows $	Acquisition $	Debt forgiven / Settlement / Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2021 $
Deferred acquisition payments	2,825,440	(518,534)	—	(1,558,502)	188,618	66,199	1,003,221
Debentures	2,000,000	(2,000,000)	—	—	—	—	—
Convertible debentures	313,268	1,997,298	—	(676,891)	98,319	—	1,731,994
Loans payable	312,139	(29,391)	—	(279,982)	—	(2,766)	—
Leases	1,884,050	(695,761)	787,165	—	—	(39,466)	1,935,988
Total	7,334,897	(1,246,388)	787,165	(2,515,375)	286,937	23,967	4,671,203

			Non-cash changes
	April 30, 2019 $	Cash Flows $	Acquisition $	Disposal $	Accretion $	Foreign exchange movements and change in estimates $	January 31, 2020 $
Deferred acquisition payments	3,063,981	(1,007,435)	—	—	716,819	(44,609)	2,728,756
Debentures	2,708,334	(125,000)	—	—	166,666	—	2,750,000
Loans payable	111,670	(66,654)	—	—	—	—	45,016
Leases	107,077	(229,423)	1,723,277	(240,029)	—	—	1,360,902
Total	5,991,062	(1,428,512)	1,723,277	(240,029)	883,485	(44,609)	6,884,674